UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1) *
Seahawk Drilling, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
81201R107

(CUSIP Number)
Christopher E. Kirkpatrick, Esq.
Hayman Capital Management, L.P.
2101 Cedar Springs Road, Suite 1400
Dallas, Texas 75201
(214) 347-8050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 9, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81201R107

1	NAMES OF REPORTING PERSONS. Hayman Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		804,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		804,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	804,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA

CUSIP No.	81201R107

1	NAMES OF REPORTING PERSONS. Hayman Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		804,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		804,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	804,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO/HC

CUSIP No.	81201R107

1	NAMES OF REPORTING PERSONS. J. Kyle Bass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		804,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		804,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	804,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

     This Amendment No. 1 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the shares of Common Stock (the “Common Stock”) of Seahawk Drilling, Inc. (the “Issuer”) filed March 7, 2011 by the Reporting Persons with the Securities and Exchange Commission (as amended, the “Schedule 13D”). Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.
Item 4. Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby amended and/or supplemented by adding the following additional disclosure:
     “As described in Item 6 below, on March 9, 2011, HCMF submitted a Commitment Letter (the "Commitment Letter”) to the Issuer whereby HCMF offered (i) to establish secured debtor-in-possession credit facilities in an aggregate principal amount of $40 million subject to the terms and conditions described in the Commitment Letter and (ii) to serve as administrative agent for the facilities. A summary of the Commitment Letter is included in Item 6 below, and that summary is incorporated by reference herein.”
     Item 4 of the Schedule 13D is hereby amended by restating the fifth paragraph of Item 4 to read in its entirety as follows:
     “Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate, discuss and implement various plans or proposals, including plans or proposals by any other stockholder of the Issuer, who may or may not be members of the Equity Committee, or other persons, intended to enhance the value of their current or future investment in the Issuer, enhance stockholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer, including, among other things, (i) proposing, pursuing or discussing a debtor-in-possession credit facility or other financing to the Issuer and (ii) proposing, pursuing and discussing potential strategic alternatives to the Issuer’s proposed sale transaction with Hercules Offshore, Inc. or (iii) otherwise seeking to influence or change the Issuer’s bankruptcy proceedings or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.”
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “(a) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
     (b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
     On February 11, 2011, the Issuer filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Voluntary Petition”). The ownership percentages set forth on the cover page(s) of the Schedule 13D, which are incorporated in this Item 5(b) by reference, are calculated based on information contained in Voluntary Petition. According to the Voluntary Petition, 12,595,861 shares of Common Stock were issued and outstanding as of December 31, 2010.
     (c) Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons are described below.
•	On February 15, 2011, HCMF acquired 750,000 shares of Common Stock in multiple open market transactions at a weighted-average price per share of $4.35 (excluding commissions).

•	On February 15, 2011, HCMF wrote call options (the “Call Options”) in respect of 750,000 underlying shares of Common Stock in a series of open market transactions in exchange for a weighted-average option premium of $0.28 per underlying share of Common Stock (excluding commissions). The Call Options have a strike price of $5.00 per share and expire within the 60 days after the date of Amendment No. 1 to the Schedule 13D.

•	On February 16, 2011, HCMF acquired 250,000 shares of Common Stock in multiple open market transactions at a weighted-average price per share of $4.25 (excluding commissions).

•	On March 2, 2011, one or more holders of Call Options exercised Call Options in respect of 25,500 underlying shares of Common Stock. As required by the terms of the Call Options, HCMF disposed of 25,500 shares of Common Stock to the exercising Call Option holders at a price per share of $5.00.

•	On March 8, 2011, one or more holders of Call Options exercised Call Options in respect of 95,000 underlying shares of Common Stock. As required by the terms of the Call Options, HCMF disposed of 95,000 shares of Common Stock to the exercising Call Option holders at a price per share of $5.00.

•	On March 9, 2011, one or more holders of Call Options exercised Call Options in respect of 50,000 underlying shares of Common Stock. As required by the terms of the Call Options, HCMF disposed of 50,000 shares of Common Stock to the exercising Call Option holders at a price per share of $5.00.

•	On March 10, 2011, one or more holders of Call Options exercised Call Options in respect of 25,000 underlying shares of Common Stock. As required by the terms of the Call Options, HCMF disposed of 25,000 shares of Common Stock to the exercising Call Option holders at a price per share of $5.00.
     Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days by any Reporting Person.

     (d) Other persons, including Hayman Capital Partners, L.P. and Hayman Capital Offshore Partners, LP, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.
     (e) Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and/or supplemented by adding the following additional disclosure:
     “As described in Item 5 above, on February 15, 2011, HCMF wrote Call Options in respect of an aggregate of 750,000 underlying shares of Common Stock through a series of open market transactions for an aggregate option premium of $210,000. The Call Options have a strike price of $5.00 per share and expire within the 60 days after the date of Amendment No. 1 to the Schedule 13D. As of March 11, 2011, Call Options representing 195,500 shares of Common Stock have been exercised and Call Options representing 554,500 shares of Common Stock remain exercisable.”
     Item 6 of the Schedule 13D is hereby amended and/or supplemented by adding the following additional disclosure:
     “On March 9, 2011, HCMF submitted a Commitment Letter to the Issuer whereby HCMF offered (i) to establish secured debtor-in-possession credit facilities in an aggregate principal amount of $40 million subject to the terms and conditions described in the Commitment Letter and (ii) to serve as administrative agent for the facilities. A copy of the Commitment Letter and the annexes thereto is filed as Exhibit 99.4 hereto and incorporated by reference herein.”
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D relating to the Common Stock of the Issuer filed March 7, 2011 by the Reporting Persons with the Commission)

99.2	Notice of Appointment of Committee of Equity Security Holders, dated February 24, 2011 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed March 7, 2011 by the Reporting Persons with the Commission)

99.3	Confidentiality Agreement, dated February 22, 2011 (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D relating to the Common Stock of the Issuer filed March 7, 2011 by the Reporting Persons with the Commission)

99.4	Commitment Letter, dated March 9, 2011 (furnished herewith)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2011	Hayman Capital Management, L.P.
	By: Its:	Hayman Investments, L.L.C. General Partner
	By:	/s/ Christopher E. Kirkpatrick
	Name:	Christopher E. Kirkpatrick
	Title:	General Counsel

Hayman Investments, L.L.C.
	By:	/s/ Christopher E. Kirkpatrick
	Name:	Christopher E. Kirkpatrick
	Title:	General Counsel

J. Kyle Bass
	By:	/s/ J. Kyle Bass
	Name:	J. Kyle Bass

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D relating to the Common Stock of the Issuer filed March 7, 2011 by the Reporting Persons with the Commission)

99.2	Notice of Appointment of Committee of Equity Security Holders, dated February 24, 2011 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed March 7, 2011 by the Reporting Persons with the Commission)

99.3	Confidentiality Agreement, dated February 22, 2011 (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D relating to the Common Stock of the Issuer filed March 7, 2011 by the Reporting Persons with the Commission)

99.4	Commitment Letter, dated March 9, 2011 (furnished herewith)